EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollar amounts in thousands)	2009	2008	2009	2008
Pretax income from continuing operations before adjustment for income from unconsolidated subsidiaries	$21,756	$8,525	$14,662	$11,096
Add:
Fixed charges	7,950	10,292	16,229	21,220
Dividends received	474	262	474	262

Adjusted pretax income	$30,180	$19,079	$31,365	$32,578

Fixed charges:
Interest expense	$6,653	$9,138	$13,720	$19,026
Estimate of interest within rental expense	1,297	1,154	2,509	2,194

Total fixed charges	$7,950	$10,292	$16,229	$21,220

Ratio of earnings to fixed charges	3.8	1.9	1.9	1.5